82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

04010362

SUPPL

FOR IMMEDIATE RELEASE

MAR - 8 2004

ADOPTS SHAREHOLDER RIGHTS PLAN

February 19, 2004, Vancouver, BC —The Company is pleased to announce that the Board of Directors of the Company has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was not adopted in response to, or in anticipation of, any acquisition or takeover offer. The Company is not aware of any pending or threatened takeover bid.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current securities legislation of most provinces of Canada only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value and make informed recommendations to shareholders.

In order to implement the Rights Plan, the Board of Directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding. For administrative convenience, the rights will trade with the common shares and will be represented by the same certificates representing the common shares. These rights are essentially dormant unless a triggering event occurs.

Triggering events include: 1/ the acquisition by a person or group of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board of Directors; and 2/ an acquisition pursuant to a takeover bid which is not made to all holders of common shares or which is not open for at least 60 days. Once triggered, the rights will entitle the holders (other than the acquiring person or group) to acquire common shares of the Company at a **purchase price** equal to a 50% discount to the Company's average closing trading price for the 20 days prior to the date of the triggering event. The **number of shares** eligible for purchase is determined by dividing $5.00 by such average closing price and then multiplying by two.

The Rights Plan is subject to acceptance by the TSX Venture Exchange and ratification by the Company's shareholders. The Rights Plan will be submitted to the shareholders for ratification at the Company's upcoming annual general meeting to be held on February 27, 2004 in Vancouver, B.C.

For further information regarding Kelso Technologies Inc., please contact Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via e-mail to investor-relations@kelsotech.com.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

"Stephen L. Grossman"
Stephen L. Grossman, President

3/9

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

(82-2441)

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

RECEIVED 8 2004

KELSO ADOPTS SHAREHOLDER RIGHTS PLAN

February 19, 2004, Vancouver, BC —The Company is pleased to announce that the Board of Directors of the Company has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was not adopted in response to, or in anticipation of, any acquisition or takeover offer. The Company is not aware of any pending or threatened takeover bid.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current securities legislation of most provinces of Canada only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value and make informed recommendations to shareholders.

In order to implement the Rights Plan, the Board of Directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding. For administrative convenience, the rights will trade with the common shares and will be represented by the same certificates representing the common shares. These rights are essentially dormant unless a triggering event occurs.

Triggering events include: 1/ the acquisition by a person or group of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board of Directors; and 2/ an acquisition pursuant to a takeover bid which is not made to all holders of common shares or which is not open for at least 60 days. Once triggered, the rights will entitle the holders (other than the acquiring person or group) to acquire common shares of the Company at a **purchase price** equal to a 50% discount to the Company's average closing trading price for the 20 days prior to the date of the triggering event. The **number of shares** eligible for purchase is determined by dividing $5.00 by such average closing price and then multiplying by two.

The Rights Plan is subject to acceptance by the TSX Venture Exchange and ratification by the Company's shareholders. The Rights Plan will be submitted to the shareholders for ratification at the Company's upcoming annual general meeting to be held on February 27, 2004 in Vancouver, B.C.

For further information regarding Kelso Technologies Inc., please contact Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via e-mail to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com